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BB
3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAIL PROCESSING
FEB 2 9 2012
WASH. D.C. SECTION
196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



12012540

SEC FILE NUMBER
8-50591

REPORT FOR THE PERIOD BEGINNING ___January 1, 2011___ AND ENDING ___December 31, 2011___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
NIA Securities, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 State Route 17 North
                                        (No. and Street)

Paramus   New Jersey   07652
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terrence Marr   (201) 845-6600
                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
                    (Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290   Livingston   New Jersey   07039-1711
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KH
4/3

AFFIRMATION

I, Terrence Marr, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to NIA Securities, LLC as of December 31, 2011, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

Terrence Marr

Title: President

Date: _2/2v/12_

Sworn to and subscribed before me
This _2S_ day of _february_, 2012

_____

Notary Public

MARIA J. WRIGHT
NOTARY PUBLIC OF

This report contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Member's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3.
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2.
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the Securities Investor Protection Corporation Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the Date of the previous audit.
(x)	(o)	Independent Auditor's Report on Internal Controls.
( )	(p)	Schedule of segregation requirements and funds in segregation – customers regulated commodity Futures account pursuant to rule 171-S.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).

NIA SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2011

SOBEL & CO., LLC

CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

NIA SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2011

NIA SECURITIES, LLC

DECEMBER 31, 2011

CONTENTS



Sobel & Co., LLC

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Member and Directors of
NIA Securities, LLC
Paramus, New Jersey

We have audited the accompanying statement of financial condition of NIA Securities, LLC as of December 31, 2011 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NIA Securities, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountants

Livingston, New Jersey
February 22, 2012



NIA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	127,878
Commissions Receivable		58,601
Due from Clearing Organization		150,679
Deposit with Clearing Broker		100,000
Prepaid Expenses		5,711
Total Assets	$	442,869

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Accrued Expenses	$	124,437
Commitments and Contingencies		
Member's Equity		318,432
Total Liabilities and Member's Equity	$	442,869

NIA SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2011

COMMISSION REVENUE	$ 1,219,286
OPERATING EXPENSES:	
Payroll, payroll taxes and benefits	184,633
Regulatory fees	17,040
Commissions	829,168
Clearance charges	34,468
Interest expenses	711
Overhead expenses	56,842
Other expenses	16,755
Total Operating Expenses	1,139,617
NET INCOME	$ 79,670

NIA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

Balance, January 1, 2011	$ 238,762
Net income	79,670
Balance, December 31, 2011	$ 318,432

NIA SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

CASH FLOWS PROVIDED BY (USED FOR):

OPERATING ACTIVITIES:

Net income	$	79,670
Changes in certain assets and liabilities:		
Commissions receivable		(14,512)
Due from clearing organization		38,846
Prepaid expenses		11,869
Accounts payable and accrued expenses		(48,597)
Net Cash Provided by Operating Activities		67,276
NET INCREASE IN CASH		67,276
CASH:		
Beginning of year		60,602
End of year	$	127,878

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

Cash paid for:

Interest	$	711

NIA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 - ORGANIZATION:

Organization:
NIA Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the FASB Accounting Standards Codification.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
Commission income is recorded when earned. Commission income is derived from mutual fund, 401K, variable products, options, stocks and bond transactions.

Commissions Receivable:
The Company's commission receivable reflects commissions earned through December 31, 2011 but received in the subsequent period. Management has evaluated the receivables and determined that no allowance for doubtful accounts is required at December 31, 2011.

NIA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes:

The Company is treated as a partnership for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's member. For financial statement purposes, the Company utilizes recognition threshold and measurement principles of tax positions taken or expected to be taken on a tax return. Tax returns for 2008 and forward are subject to audit by federal and state jurisdictions. At December 31, 2011, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no interest or penalties were recorded in 2011.

Subsequent Events:

The Company has evaluated its subsequent events and transactions occurring after December 31, 2011 through February 22, 2012 the date which the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements

---

NOTE 3 - CLEARING DEPOSIT - PERSHING:

The Company has entered into a Fully Disclosed Clearing Agreement with Pershing, LLC (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Commission Act.

The Agreement provides for its termination upon ninety (90) days notice from either party or default under its terms. Pursuant to the Agreement, the Company has a $100,000 deposit on account with the Clearing Broker. The deposit with the Clearing Broker is for the exclusive benefit of customers, as required under rule 15c3-3 of the Securities and Exchange Commission.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2011, the Company has net capital of $260,851, which was $210,851 in excess of its minimum dollar net capital requirement of $50,000.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exceptive provision k(2)(ii) of rule 15c3-3. This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements".

NOTE 5 - RELATED PARTY TRANSACTIONS:

The Company has an agreement whereby certain expenses of the Company are paid by the Company's parent and the parent charges the Company actual expenses paid on its behalf. For the year ended December 31, 2011, expense related to this agreement amounted to approximately $354,000. In addition, the Company paid the parent company commissions which amounted to $425,035 for the year ended December 31, 2011.

At December 31, 2011, the Company has recorded a liability to the parent company in the amount of $13,392 related to the above transactions. At December 31, 2011, this liability is recorded in accounts payable and accrued expenses in the statement of financial condition.

NOTE 6 - BENEFIT PLANS:

The Company participates in the parent's 401(k) defined contribution profit sharing plan which covers all eligible employees. The Plan provides for a discretionary matching policy which allows the Company to match 50% of employee contributions of up to 6%. Contributions to the Plan amounted to $8,255 for the year ended December 31, 2011.



Sobel & Co., LLC

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION, REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member and Directors of
NIA Securities, LLC
Paramus, New Jersey

We have audited the financial statements of NIA Securities, LLC as of and for the year ended December 31, 2011, and have issued our report thereon dated February XX, 2012, which contained an unqualified opinion on those financials statements. Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained on pages 10 and 11, required by Rue 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepared the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Certified Public Accountants

Livingston, New Jersey
February 22, 2012



NIA SECURITIES, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
  SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL:		
Total member's equity qualified for net capital	$	318,432
Deductions and charges:		
Nonallowable assets:		
Prepaid commissions		1,470
Prepaid expenses		4,241
Commissions receivable		50,660
Total Nonallowable Assets		56,371
Net Capital Before Haircuts on Securities Position		262,061
Haircuts on securities:		
Money market		1,210
Total Haircuts on Securities Positions		1,210
NET CAPITAL	$	260,851
AGGREGATE INDEBTEDNESS:		
Items included in statements of financial condition:		
Accounts payable and other accrued expenses	$	124,437
TOTAL AGGREGATE INDEBTEDNESS	$	124,437
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Net capital requirement	$	50,000
Excess net capital	$	210,851
Excess net capital at 120%	$	200,851
Ratio: aggregate indebtedness to net capital		47.70%
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Included in Part IIA of Form X-17A-5 as of		
December 31, 2011		
Net capital, as reported in Company's		
(Unaudited) FOCUS report Part IIA	$	260,851
Net audit adjustments		-
NET CAPITAL PER ABOVE	$	260,851

NIA SECURITIES, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NIA Securities, LLC is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of rule 15c3-3.

NIA SECURITIES LLC,

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR
A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

DECEMBER 31, 2011



Sobel & Co., LLC

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member and Directors of
NIA Securities, LLC
Paramus, New Jersey

In planning and performing our audit of the financial statements of NIA Securities, LLC (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

"Member of



North America

In association of legally independent firms

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal controls exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

Livingston, New Jersey
February 22, 2012


INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member and Directors of
NIA Securities, LLC
Paramus, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 30, 2011, which were agreed to by NIA Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating NIA Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). NIA Securities, LLC's management is responsible for NIA Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments; if any, noting no differences.

5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.


15

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

Livingston, New Jersey
February 22, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended   December 31   , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
050591  FINRA  DEC
NIA Securities LLC   13*13
66 State Route 17
Paramus, NJ 07652
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Terrence D. Marr 201-845-6600

2. A. General Assessment (item 2e from page 2)   PBC - Note: This was received from the client. Auditor traced the amount on page 2, to the trial balance and recalculated the overall fee $ 1,738

   B. Less payment made with SIPC-6 filed (exclude interest)
     August 2011
         Date Paid   833)

   C. Less prior overpayment applied   (0)

   D. Assessment balance due or (overpayment)   905

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 905

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ 905   OK TM

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NIA Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of January   , 20 12 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1 , 20 11
and ending December 31 , 20 11
Eliminate cents

?m No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,219,286

. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   501,424

> This amount agrees to the TB. The Account grouping that makes (this number is 40000 40001,40002,40003.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   22,582

> Amount agrees to Perching charges

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions   524,006

'' SIPC Net Operating Revenues $ 695,280

└.. General Assessment @ .0025 $ 1,738

> Auditor recalculated the fee amount.

(to page 1, line 2.A.)

2